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                          U.S. HELICOPTER CORPORATION
                               6 EAST RIVER PIERS
                                   SUITE 216
                          DOWNTOWN MANHATTAN HELIPORT
                               NEW YORK, NY 10004


                               September 2, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  U.S. HELICOPTER CORPORATION (THE "COMPANY")
          REGISTRATION STATEMENT ON FORM SB-2
          REGISTRATION NO. 333-124262

Ladies and Gentlemen:

     The undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement to Friday, September 2, 2005, at 2:00 p.m. or as soon thereafter as may be practicable.

     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Very truly yours,

                                             U.S. Helicopter Corporation

                                             /s/ George J. Mehm, Jr.
                                             -----------------------------------
                                             George J. Mehm, Jr.
                                             Senior Vice President and
                                             Chief Financial Officer